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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
50137

RECEIVED MAR 01 2002 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MMS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 W. Big Beaver Rd., Suite 790

(No. and Street)

Troy	MI	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Garavaglia 248-273-9034

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Groen, Kluka & Company, P.C.

(Name — *if individual, state last, first, middle name*)

888 West Big Beaver Rd., Suite 790	Troy,	MI	48084
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02

OATH OR AFFIRMATION

I, Michael L. Garavaglia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMS Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

GINA M. MULLINIKS
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Aug 25, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MMS SECURITIES, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2001

TABLE OF CONTENTS

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000. Facsimile (248) 362-0999
Website: http://www.gkcopc.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
MMS Securities, Inc.

We have audited the accompanying balance sheet of MMS Securities, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MMS Securities, Inc. at December 31, 2001, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka & Company, P.C.

February 25, 2002

MMS SECURITIES, INC.

BALANCE SHEET

December 31, 2001

ASSETS

ASSETS	
Cash	$ 287,774
Cash segregated under Federal regulations for the exclusive benefit of customers	442,409
Cash deposits with clearing organizations	75,000
Furniture, fixtures and equipment, less depreciation (Notes A2 and B)	7,531
Securities owned, at market value (Note D)	63,637
Loans and advances	220,294
Deposits and other	39,925
	$1,136,570

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable	
Customers	$ 13,001
Other	4,017
Accrued expenses	114,184
	131,202
STOCKHOLDERS' EQUITY (Note C)	
Common stock - authorized, 60,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	350,000
Retained earnings	654,368
	1,005,368
	$1,136,570

The accompanying notes are an integral part of this statement.

MMS SECURITIES, INC.

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2001

Revenues	
Commissions and fees	$ 699,795
Interest and dividends	42,769
	742,564
Expenses	
Salaries, wages and benefits	287,066
Exchange fees and quotes	166,645
Occupancy and equipment	22,229
Licensing and registration fees	18,620
Interest	-
Professional services	252,513
Advertising and business promotion	25,873
Office supplies and expenses	32,389
Other operating expenses	25,823
Bad debt expense	522,436
	1,353,594
Loss before income taxes	(611,030)
Income tax credit (Note E)	128,221
Net loss	$ (482,809)

The accompanying notes are an integral part of this statement.

MMS SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at December 31, 2000	$ 1,000	$350,000	$1,137,177
Net loss for year	-	-	(482,809)
Balance at December 31, 2001 .	$ 1,000	$350,000	$ 654,368

The accompanying notes are an integral part of this statement.

MMS SECURITIES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2001

Cash flows from operating activities		
Net loss		$ (482,809)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	$ -	
Increase in deposits and other	(24,343)	
Decrease in accounts payable	(234,834)	
Decrease in receivables	692,478	
Increase in accrued liabilities	114,184	
Decrease in unearned revenue	(138,007)	
Decrease in income taxes payables	(128,221)	281,257
Net cash provided (used) by operating activities		(201,552)
Cash flows used by investing activities:		
Purchase of office equipment	(7,531)	
Increase in investments	(17,958)	
Increase in loans and advances	(220,294)	(245,783)
Cash flows provided by financing activities		-
Net decrease in cash		(447,335)
Cash at beginning of year		1,252,518
Cash at December 31, 2001		$ 805,183
Cash paid during the year for interest		$ -
Cash paid during the year for income taxes		$ -

The accompanying notes are an integral part of this statement.

MMS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. General

The Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act. The client base of the company is retail and institutional accounts located primarily in southeast Michigan.

2. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consists of the following at December 31, 2001:

Office Furniture	$7,531
Less: Accumulated depreciation	-
	$7,531

MMS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $583,019, which was $333,019 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 23%.

NOTE D - SECURITIES OWNED

Securities owned consist primarily of corporate stocks valued at market.

NOTE E - INCOME TAXES

At December 31, 2001, the company has net operating loss carryfowards of approximately $480,000, expiring in 2013. Federal income tax credit of $128,221 is a reversal of prior year income tax accrued.

SUPPLEMENTAL INFORMATION

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000. Facsimile (248) 362-0999
Website: http://www.gkcopc.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION

Board of Directors
MMS Securities, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of MMS Securities, Inc., for the year ended December 31, 2001, which are presented in the preceding section of this report. The supplemental information presented hereinafter is for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka & Company, P.C.

February 25, 2002

MMS SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL		
Total stockholders' equity, qualified		$1,005,368
Non-allowable assets		
Deposits and receivables	$260,219	
Furniture, fixtures and equipment	7,531	
Aged short security difference	126,153	393,903
Net capital before haircut on securities		611,465
Haircut on securities:		
Investment securities		28,446
Net capital		583,019
Net capital requirement		250,000
Excess net capital		$ 333,019
AGGREGATE INDEBTEDNESS		
Total liabilities and aggregate indebtedness		$ 131,202
Net capital per above		$ 583,019
Ratio of aggregate indebtedness to net capital		23%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II Focus report		$ 583,019
Net audit adjustments		-
Net capital per above		$ 583,019

There are no material differences between net capital as reported in the Company's Part II Focus Report and the computation of net capital above.

MMS SECURITIES, INC.

Schedule of Determination of Reserve
Requirements for Broker - Dealers Under Rule 15c3-3

December 31, 2001

Credit Balances:	
Free and other credit balances in customers' security accounts	$ 13,001
Market value of short security count differences over 30 calendar days old	9,857
Other - miscellaneous reserves	100,000
Total credits	$122,858
Debit Balances:	$ -
Reserve Computation:	
Excess of total credits over total debits	$122,858
If monthly computation, 105% of total credits over total debits	129,000
Amounts held on deposit in "Reserve Bank Accounts", including value of qualified securities at end of reporting period	442,409
New amount in "Reserve Bank Account" after deposit or withdrawal	$442,409

MMS SECURITIES, INC.

Schedule Relating to Possession or Control
Requirements Under Rule 15c3-3

December 31, 2001

1.	Customers' fully paid securities and excess margin securities not in the respondents' possession or control as of report date (for which instructions to refuse possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$9,857
	A. Number of items	74
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
	A. Number of items	-

INTERNAL WORKSHEET

Mar-02

	Subscriber/Customer	Bill To OR Third Party Agent	Premises (Ship To)
Customer#			
Name	Deloitte & Touche, LLP	Deloitte & Touche, LLP	Same as Subscriber/Customer
Contact	Patricia Zang	Sharon L. Bates	
Address			
Address	Suite 1500		
Street	191 Peachtree Street	Ten Westport Road	
City	Atlanta	Wilton	
State	GA	CT	
Zip	30303	06897	
Country	US	US	
Phone #	404-220-1970	203-761-3154	
Fax #		203-834-2219	
Email	pzang@deloitte.com	shbates@deloitte.com	

Ord Reason Fixed Term Contract Fixed Term Contract

Start Date	End Date
07/01/01	06/30/02

PO#

Sales Rep Andy Lee

Billing Plan Annual Advance Annual Advance

Application Consultant Barbara Khalouf

Sales Office Chicago

Territory Midwest Midwest

Special Instructions:

Compact D SEC. Quarterly updates effective with the June 2001 disc. Seven discs for seven end-users. Contract price is first-year only. Price reflects an $11,000 credit for the remaining value of three previously existing agreements, which have been canceled. Actual value of this service is $21,700.

Mat'l #	Content	No Usrs	Route	Price	Item Reason	Comments
3	CMD SEC	7	Mail Mail	$ 10,700.00	New New	quarterly updates, 7 discs
			Total	$ 10,700.00		

Incorporated By Reference:

☑ Signed Agreement/Purchase Order — PFID General Terms & Conditions (North Amer.)

☐ Third Party Agreement — V: ____________

☐ Other Documentation

Approval Signature & Date (Internal): ______________________